    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 2001

                                               REGISTRATION NO. 333-____________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                    ---------

                         SCICLONE PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

                                    ---------

           CALIFORNIA                                             94-3116852
(State or other jurisdiction of                                 (IRS Employer
 incorporation or organization)                              Identification No.)



                   901 MARINER'S ISLAND BOULEVARD, SUITE 205
                          SAN MATEO, CALIFORNIA 94404
                                 (650) 358-3456
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                    ---------

                               RICHARD A. WALDRON
                             CHIEF FINANCIAL OFFICER
                         SCICLONE PHARMACEUTICALS, INC.
                    901 MARINER'S ISLAND BOULEVARD, SUITE 205
                           SAN MATEO, CALIFORNIA 94404
                                 (650) 358-3456
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             J. HOWARD CLOWES, ESQ.
                                Gray Cary Ware &
                                 Freidenrich LLP
                              139 Townsend Street,
                                    Suite 400
                          San Francisco, CA 94107-1922
                                 (415) 836-2500

                                    ---------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                                      CALCULATION OF REGISTRATION FEE
=============================================================================================================
                                                  PROPOSED MAXIMUM   PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES   AMOUNT TO BE   OFFERING PRICE   AGGREGATE OFFERING         AMOUNT OF
         TO BE REGISTERED            REGISTERED     PER SHARE(1)         PRICE(1)          REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------
  Common Stock, no par value       407,610 shares        $3.00               $1,222,830            $306
=============================================================================================================

(1) Estimated pursuant to Rule 457(c) solely for the purpose of computing the registration fee and based on the average of the high and low trading prices of the common stock of SciClone Pharmaceuticals, Inc. as reported on the Nasdaq National Market on November 2, 2001.

                                    ---------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

================================================================================

                 SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2001


PRELIMINARY PROSPECTUS


                   407,610 SHARES SUBJECT TO CONVERTIBLE NOTES

                                 [SCICLONE LOGO]


                                  COMMON STOCK

        This prospectus relates to the public offering of shares of the common stock of SciClone Pharmaceuticals, Inc. ("SciClone") issuable upon conversion of a convertible note issued to UBS AG, London Branch ("UBS"). The shares of SciClone common stock may be offered by the selling securityholder named in this prospectus. We will receive no part of the proceeds of any sales made under this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling securityholder will be borne by such selling securityholder. None of the shares offered by this prospectus has been registered prior to the filing of the registration statement of which this prospectus is a part.

        The common stock offered in this prospectus may be offered and sold by the selling securityholder directly or through broker-dealers or underwriters acting solely as agents. In addition, the broker-dealers and underwriters may acquire the common stock as principals. The distribution of the common stock may be effected in one or more transactions. These transactions may take place through the Nasdaq National Market, privately negotiated transactions, underwritten public offerings, or a combination of any such methods of sale. These transactions may be made at market prices prevailing at the time of sale, prices related to the prevailing market prices or negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling securityholder in connection with these sales.

        The shares of SciClone are included for quotation in the Nasdaq National Market under the symbol "SCLN." On November 2, 2001, the reported last sale price of SciClone common stock in the Nasdaq National Market was $2.96 per share.

        SEE "RISK FACTORS" ON PAGES 7 TO 15 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF SCICLONE.

                                    ---------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this prospectus is __________, 2001.

                                TABLE OF CONTENTS



                                                                                          PAGE
                                                                                          ----
PROSPECTUS SUMMARY...........................................................................1

BACKGROUND...................................................................................5

RECENT DEVELOPMENTS..........................................................................5

WHERE YOU CAN FIND ADDITIONAL INFORMATION....................................................5

INFORMATION INCORPORATED BY REFERENCE........................................................5

FORWARD LOOKING INFORMATION..................................................................6

RISK FACTORS.................................................................................7

USE OF PROCEEDS.............................................................................16

SELLING SECURITYHOLDER......................................................................17

PLAN OF DISTRIBUTION........................................................................18

LEGAL MATTERS...............................................................................19

EXPERTS.....................................................................................19


        You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

                               PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information regarding SciClone, the common stock being sold in this offering, our financial statements and notes thereto appearing elsewhere in this prospectus.

OVERVIEW

        We are a specialty drug company founded to commercialize pharmaceutical or biological therapeutic compounds that are in-licensed at the stage of late pre-clinical or early clinical development. Our overall strategy has been to minimize financial risk and dependence upon the capital markets by focusing on our core strengths of clinical development, registration and sales to build an operating business -- with key elements including licensing, collaborations, outsourcing and product development.

        SciClone's strategic goal, based on the broad therapeutic promise of our lead drug ZADAXIN, is to become the preeminent provider of immune system enhancers, or ISEs, as critical components of combination drug therapies for infectious diseases and cancer. Other drugs in our pipeline are intended to protect and expand this franchise, and to address the protein-based disorder that causes cystic fibrosis.

        Currently, our primary objective is to successfully manage and complete our already initiated ZADAXIN regulatory and clinical phase 3 program and to obtain the approval of the Food and Drug Administration to commercially sell ZADAXIN in the U.S., the world's largest pharmaceutical market. While we have obtained ZADAXIN marketing approvals in 25 countries overseas for hepatitis B, hepatitis C, certain cancers and as an influenza vaccine adjuvant, SciClone's clinical development strategy has been to focus on hepatitis C as the first indication for commercial registration of ZADAXIN in the U.S.

ZADAXIN

      ZADAXIN, an immune system enhancer (ISE), is a synthetic preparation of thymosin alpha 1, an immune system peptide that occurs naturally and whose activities increasingly are being recognized to regulate the body's effective immune response to viral infection or malignancy. Published scientific and clinical studies have shown that ZADAXIN's activities include helping to stimulate, maintain and direct the body's antiviral and anticancer immune response - to both target the intended affected cells and to enhance the immune system capabilities for cell-specific eradication.

      Disease-causing agents which remain circulating in the blood usually are quickly recognized and eliminated by the body's humoral, or antibody-based, immune component. ZADAXIN's critical role in the immune response is played out in the more complicated realm of cellular immunity, when certain of the body's own "self" cells need to be the target of an immune response because of infection or malignancy, even though the immune system does not recognize these cells as foreign. Diseases requiring a cellular immune response, such as HIV, hepatitis C and cancer, have generally been the most resistant to therapeutic intervention to date, and remain at the frontier of current medical investigation.

      Humoral and cellular response to some degree "cross-regulate" each other, with cytokine production determining which holds precedence. ZADAXIN seems to be an important regulator of these responses. Increasingly, studies have suggested that ZADAXIN enhances the maturation of stem cells and their differentiation specifically into mature CD4, CD8 T and natural killer cells. ZADAXIN also significantly increases the Th1 (cellular immunity) subset of CD4 cells by increasing the production of cytokines such as IL-2 and gamma interferon. ZADAXIN also enhances the expression of class I MHC molecules on diseased human cells, which leads to increased recognition and potential cytotoxic destruction by CD8 cells.

      Studies also have demonstrated that hepatitis C is able to evade the body's immune response when T-lymphocytes are "switched" to the Th2 (humoral) mode, leading to chronic viral infection. Th1 cells, on the other hand, are fundamental to hepatitis C eradication. Current treatments for hepatitis C, such as alpha interferon, actually induce a counter-regulatory increase in the Th2 cytokine production. The addition of ZADAXIN counterbalances this Th2 cytokine production process by increasing virus-killing Th1 cytokine secretion. To our knowledge, ZADAXIN has not produced any serious, adverse side effects in more than 3,000 patients in various clinical trials to date and in thousands more in commercial use, thereby indicating that ZADAXIN would not add to the toxicity profile of a multi-drug regimen.

      ZADAXIN is protected by patents in the U.S., Europe and Japan, either alone or in combination with a variety of other drugs, for its use as a treatment for hepatitis C, hepatitis B and for certain cancers. For use as a treatment for hepatitis C, patent coverage extends to 2015 in the U.S. and to 2012 in the European Union and in Japan.

      Hepatitis C (HCV)

      The Centers for Disease Control estimate that up to 4 million people in the U.S. are infected by HCV, and no vaccine for it has been developed. There are approximately 40,000 new cases each year. While only 30 percent of those infected are initially symptomatic, in approximately 85 percent the infection becomes chronic, and some 70 percent suffer from chronic liver disease. HCV currently causes 8,000 to 10,000 deaths per year in the U.S. These numbers are expected to triple by 2010. As a rapidly mutating RNA virus (like HIV), there already are at least six different genotypes, or "strains", of HCV. Genotype 1 is the most common variant in the U.S., infecting approximately 75 percent of all patients.

      Current year-long treatment regimens can cost more than $17,000 per patient in the U.S., with the current total therapeutic market in the U.S. and Europe estimated at approximately $2 billion and expected to grow to $4-5 billion by 2004. Alpha interferon has been the backbone of treatment, predominantly used in combination with the antiviral ribavirin (the combination treatment is marketed by Schering-Plough under the tradename "Rebetron"). Alpha interferon can induce relatively severe toxicity, and ribavirin introduces additional toxicities of its own. Many patients cannot, or will not, tolerate a full-year prescribed regimen of alpha interferon and ribavirin. More recently, longer acting forms of alpha interferon, pegylated alpha interferon, have been developed by Schering-Plough and by F. Hoffman La-Roche under the tradenames "Peg-Intron" and "Pegasys", respectively. Even in its pegylated form, which stays in the bloodstream longer allowing for less frequent dosing and more consistent viral suppression, alpha interferon plus ribavirin is effective in eliminating the virus in the long-term in only 50 percent of patients and the side effect profile is severe. Moreover, the effectiveness of current therapy is highly dependent on the genotype of the infecting virus and the viral load, or level of virus present in the patient. For genotype 1 patients with a high viral load, which characterizes about half of all HCV patients in the U.S., current therapy is effective in only about 30 percent of the cases. Patients that fail to respond to therapy seldom respond to a second 12-month regimen of the same treatment. The success rate for treating non-responders with alpha interferon plus ribavirin is only approximately 8 percent. In clinical studies, the combination of ZADAXIN and alpha interferon, when used to treat non-responders, achieved a 22 percent response rate. We believe that this is clinically significant and have designed and implemented our U.S. phase 3 hepatitis C clinical program based on this data.

      ZADAXIN, we believe, represents the best opportunity of improved treatment for hepatitis C patients in the foreseeable future. Virtually nothing else is on the horizon in an advanced clinical stage of development. In fact, we redesigned and delayed implementation of our phase 3 U.S. clinical program of ZADAXIN in combination with alpha interferon until we had access to Pegasys for the trials. Should ZADAXIN be approved and successfully introduced for sale in the U.S. for treating hepatitis C in the 2004/2005 timeframe, we believe that companies playing the greatest role in this $4-5 billion market would be Schering-Plough, Hoffman La-Roche and SciClone, with ZADAXIN complementing each of their pegylated interferons in combination therapy.

      U.S. Clinical Development Strategy

      Our clinical development strategy for ZADAXIN in the U.S. has been to select an indication where ZADAXIN may add the greatest efficacy compared to current standard treatment, where the likelihood of expedited review is greatest, where the initial patient population supports the greatest financial return upon successful registration and where SciClone has a strong intellectual property position for the use of ZADAXIN. Results from clinical trials suggest that using ZADAXIN with interferon produces better results than using interferon independently or interferon with ribavirin for the treatment of hepatitis C in primary non-responders. Thus, we have focused our phase 3 clinical trials on hepatitis C non-responders (no virological response at the end of a standard course of therapy) to interferon or interferon plus ribavirin.

      Non-responders typically have high viral loads of HCV genotype 1, which is also characteristic of half of all HCV patients in the U.S. We estimate that there are approximately 200,000 patients in the U.S. alone who have failed to respond to treatment using interferon independently or interferon in combination with ribavirin and that this patient group will grow to approximately 500,000 identifiable non-responders by early 2005 (when we plan to have commercial U.S. sales for ZADAXIN). Given the extremely modest success of current treatment and the rigors of two full courses of treatment (a "non-responder" must first fail an initial course), we anticipate that if a statistically significant enhanced effect of ZADAXIN is shown in our trials in non-responders, who are the most difficult to treat patients, then ZADAXIN may also become attractive as a first-line therapy for genotype 1 infection at the physicians' discretion, which could significantly expand the potential HCV market for ZADAXIN.

      The phase 3 U.S. clinical trials consist of two 500-patient, multicenter, randomized, double-blinded studies, and the trials are designed to provide the substance of data and safeguards required to file a successful marketing application if the data demonstrate clinical benefit. Patients in equal numbers will be assigned to a one-year course of ZADAXIN plus pegylated interferon or to a course of pegylated interferon plus placebo. Primary endpoints will be a sustained virological response and an improvement in the liver histological activity index measured six months after the end of the 12-month therapy, consistent with the FDA standard for demonstrating sustained response to HCV therapy. Efficacy data at the end of the 12-month treatment period will be included as a secondary endpoint of the trial.

      The pegylated interferon for both trials is being provided at no cost to us by F. Hoffman La-Roche, which receives the right to use the data resulting from the trials but does not receive any marketing rights to ZADAXIN or the combination therapy. Site selection and the investigator organizational meetings have been completed. The clinical research organization (CRO) has been engaged investigational review board (IRB) approval is almost complete and patients are being screened for eligibility. We expect to begin patient enrollment in early 2002 and treatment and follow-up to be nearly completed by the end of 2003.

      ZADAXIN's mechanism of action is equally applicable in stimulating and directing the body's immune response to many forms of malignant cells as it is to virally infected cells. Antiviral drugs and anticancer drugs typically are highly toxic. This complicates the efficacy of combination treatments with sometimes prohibitive safety issues and hinders patient compliance. We believe that oncology will be the next large market opportunity for ZADAXIN following registration in the U.S. for HCV as the immune system enhancer of choice in cancer multi-drug treatments.

      Our U.S. clinical strategy in oncology is to implement an increasingly broad phase 2 clinical program with leading cancer investigators concurrent with the phase 3 HCV clinical and registration program. We intend to generate a substantial body of published phase 2 data, in specific cancers where ZADAXIN has shown preclinical or early clinical promise as an ISE component of therapy. This should allow us to determine the feasibility and design of pivotal phase 3 trials in oncology and may provide off-label use opportunities for oncologists who believe that ZADAXIN might contribute to their own efforts to improve clinical outcomes for their patients. We are currently sponsoring two phase 2 U.S. trials for liver cancer, which is a common result of untreated or progressive hepatitis C and hepatitis B. ZADAXIN is being combined with transarterial chemoembolization (TACE) and with radio frequency ablation (RFA), the two most common procedures for hepatocellular carcinoma (HCC) patients whose tumors cannot be treated by surgery. The studies are designed to repeat the survival benefits that were demonstrated in our European phase 2 HCC studies using ZADAXIN as an immune enhancing component of therapy. HCC accounts for more than 80 percent of all primary liver tumors and is the most prevalent fatal malignancy in the world, with an annual incidence of approximately one million new cases. In the U.S., there are some 4,000 to 6,000 new cases of HCC diagnosed each year. ZADAXIN's mechanism of action also has been investigated with promising early results in malignant melanoma, colorectal cancer and non-small cell lung cancer.

      International Strategy

      While U.S. clinical efforts are at the forefront of our current activities, our commercialization strategy has always been global. Our initial target markets for ZADAXIN have been in emerging growth countries, as an expedited and often neglected commercial opportunity. ZADAXIN is now approved for sale in 25 countries, including China, the Philippines, India and Mexico. ZADAXIN is approved principally for the treatment of hepatitis B and hepatitis C, and also in certain countries as a vaccine adjuvant for patients with weakened immune systems and as an adjuvant to chemotherapy for the treatment of various cancers. Additional marketing approvals are pending in significant hepatitis markets such as Turkey. Commercial activities in these countries, and most significantly in China, have played an important role in our early development. Overseas sales growth, along with the financial contributions of European partner Sigma-Tau S.p.A. and the no-cost contribution of pegylated interferon by Roche, have enabled us to expand and initiate a U.S. phase 3 HCV clinical trial program prior to any possible U.S. partnership negotiations. We believe that the demonstration of progress in this program will significantly increase the value of any future development or marketing alliance to our shareholders. Overseas efforts also have given us invaluable experience in the successful marketing and sales of ZADAXIN, particularly in economically challenged conditions. Most important, years of safe and efficacious clinical and commercial usage of ZADAXIN in many thousands of patients worldwide have allowed us to proceed in U.S. phase 3 clinical trials with a proven drug rather than with a drug candidate, which we believe significantly reduces the risk of this final stage of development.

      Together with Sigma-Tau, we are engaged in a clinical development strategy for pan-European registration intended to run concurrently with U.S. registration efforts. Although a complementary HCV program was initially planned, SciClone and Sigma-Tau now are in the process of designing an oncology clinical trial program. This program is expected to commence in early 2002. Currently, Sigma-Tau is expected to fund our European hepatitis C regulatory efforts as well as our European oncology clinical and registration efforts in exchange for European marketing rights to ZADAXIN. Sigma Tau is also making a significant financial contribution to our U.S. phase 3 clinical trials but will not be entitled to any marketing rights in the U.S.

      In Japan, we completed enrollment of 319 patients in a phase 3 trial using ZADAXIN as a monotherapy for the treatment of hepatitis B (HBV). Over two-thirds of the patients in the trial have already completed the six-month therapy and twelve month follow-up evaluation period. The remaining patients are now receiving therapy which will be followed by the evaluation period. There are approximately 31.5 million carriers of HBV in Japan, of which approximately 10 percent are chronically infected.

      We also will continue to supply ZADAXIN to qualified oncologists outside of the U.S. and Europe for non-company sponsored cancer studies. Currently, leading oncology researchers in Australia are studying ZADAXIN in combination with dendritic cell-based immunization for malignant melanoma, the first pure immunotherapy combination study for ZADAXIN in cancer. Malignant melanoma is one of the most prevalent cancers in Australia, and also is a possible target for our oncology programs in the U.S. and Europe. Worldwide, there are at least 50,000 new cases of malignant melanoma diagnosed each year, and there currently is no effective treatment.

      Second Generation Immune System Enhancers

      In 1999, we acquired exclusive rights to a new class of immunomodulators which in preclinical studies enhanced the immune system in a manner similar to ZADAXIN. At least one of these compounds, SCV-07, has the potential to be orally active (ZADAXIN is administered as a subcutaneous injection). We have been awarded a $300,000 grant from the U.S. Civilian Research and Development Foundation's "Next Steps to Market Program", intended to cover the preclinical and early clinical development costs of SCV-07 for tuberculosis, or TB, in collaboration with Verta Ltd., a biotechnology company located in St. Petersburg, Russia. SCV-07 and its related class of compounds are covered by a composition of matter patent in the U.S. as well as for their use as immunomodulators. We have also obtained a Notice of Allowance for a U.S. composition of matter patent for various analogs of ZADAXIN that we have determined could have proprietary therapeutic or biologic distinctions from its current "natural synthetic" formulation, such as length of circulation in the blood or alternative delivery techniques.

CPX FOR CYSTIC FIBROSIS

      We licensed CPX from the National Institutes of Health (NIH) as a small molecule protein-repair therapy for cystic fibrosis, or CF, a common fatal genetic disorder among Caucasians. Current treatments for CF address only the symptoms, which ultimately include a build-up of viscous mucus in the lungs that harbor infections and which lead to death in most patients. We licensed CPX after the gene encoding of the Cystic Fibrosis Transmembrane Conductance Regulator (CFTR) protein was identified. In preclinical studies conducted at the NIH utilizing several different approaches to examine the efficacy of CPX, including the use of cells ex-planted from cystic fibrosis patients, CPX demonstrated the ability to repair the two principal protein defects underlying the cause of CF in most patients at the cellular level: it enables the defective protein to travel through the cell and reach the epithelial cell membrane, a process called "trafficking", and improves an impaired transport of chloride ions across the cell membrane. Our first U.S. phase 2 trial aimed at demonstrating this protein repair activity in CF patients did not produce the sustained circulatory drug levels required to assess efficacy because of the digestive environment typically found in CF patients. We worked with the Cystic Fibrosis Foundation's Therapeutic Development Network and reformulated CPX to prepare for additional studies. We believe that CPX is a promising possibility for CF patients because of its unique mechanism of action which targets the root cause of CF. We have been granted Orphan Drug Status for CPX in both the U.S. and Europe. The NIH has granted us an exclusive license for a class of related compounds, one of which, DAX, is another protein-repair candidate. DAX currently is in preclinical development.



                                   BACKGROUND

        In December 2000, we completed the sale of a $4 million senior unsecured convertible note with UBS AG, London Branch, an investment affiliate of UBS AG (the "Note"). The Note accrues interest at the rate of 6% per year and matures in December 2005. The Note is convertible into 407,610 shares of our common stock at a fixed conversion price of $9.8133 per share, and is not convertible until December 2001. We also received $900,000 for granting the investor the right to purchase approximately $5.9 million of senior unsecured convertible notes due December 2005. If issued, these notes would bear no interest (zero coupon) and would be convertible into an additional 407,610 shares of our common stock at a fixed conversion price of $14.5066. Under a Registration Rights Agreement with UBS, we are registering the shares issuable upon conversion of the Note.


                               RECENT DEVELOPMENTS

        In September 2001, we received a lump sum payment equal to $3.225 million in full satisfaction of an outstanding promissory note, and all claims related to the promissory note were resolved in connection with such payment. The promissory note represented the balance of principal and interest on a loan to the holder that had been previously written off in a non-cash charge to earnings in the fourth quarter of 1998. We will recognize the amount of the net payment as other non-operating income for the quarterly period ending September 30, 2001.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information can be inspected and copied on the Internet at http://www.sec.gov; at the SEC's regional offices at:
500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room. Reports, proxy statements, and other information concerning our company also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                      INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC. This registration statement incorporates by reference the documents listed below that we have previously filed with the Securities and Exchange Commission. They contain important information about us and our financial condition.

        The following documents filed with the SEC are incorporated by reference into this prospectus:

        -  our Annual Report on Form 10-K for the year ended December 31, 2000;

        - our Definitive Proxy Statement relating to the Annual Meeting of Stockholders held on May 31, 2001;

        - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

        - our Current Reports on Form 8-K filed with the SEC on September 17, 2001 and September 21, 2001; and

        - the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on January 31, 1992, including any amendment or report filed for the purpose of updating such description.

        All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. Those documents shall be considered to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for all purposes of this prospectus and the registration statement to the extent that a statement contained in this prospectus, in any document incorporated by reference or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered a copy of any and all of the documents referred to above which have been or may be incorporated in this prospectus by reference and were not delivered with this prospectus. We will not deliver exhibits to such documents, unless such exhibits are specifically incorporated by reference. We will provide this information upon written or oral request by a person to whom we delivered a copy of the prospectus. Requests for such copies should be directed to our principal executive offices located at 901 Mariner's Island Boulevard, Suite 205, San Mateo, California 95051, Attention: Secretary. Our general telephone number is
(650) 358-3456.


                           FORWARD LOOKING INFORMATION

        Some of the information in this prospectus, including the following risk factors section, contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding SciClone's expectations, beliefs, intentions, and other events or our future strategies that are signified by the words "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Actual results could differ materially from those projected in the forward-looking statements.

        We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed below, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results, and financial condition.

                                  RISK FACTORS

        You should carefully consider the risks described below, in addition to the other information in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, financial condition, and operating results as well as adversely affect the value of an investment in our common stock.

IF WE FAIL TO SATISFY AND COMPLY WITH GOVERNMENTAL REGULATIONS OR IF GOVERNMENT REGULATIONS CHANGE, OUR BUSINESS WILL SUFFER.

        All new drugs, including our products, which have been developed or are under development, are subject to extensive and rigorous regulation by the FDA, and comparable agencies in state and local jurisdictions and in foreign countries. These regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market approval, importation, advertising, promotion, sale and distribution of our products. These regulations change from time to time and new regulations may be adopted. For example, in prior years, legislation has been introduced in the U.S. Congress that would restrict the duration of the marketing exclusivity of an orphan drug. There can be no assurances that this type of legislation will not be reintroduced and passed into law, or that the benefits of the existing statute will remain in effect. Our failure to satisfy and comply with regulations adopted by the FDA, and comparable agencies in state and local jurisdictions and in foreign countries, may delay or stop approval of our drugs. In particular, such failure can, among other things, result in warning letters, fines, suspensions of regulatory approvals, product recalls or seizures, operating restrictions, injunctions, total or partial suspension of production, civil penalties, and criminal prosecutions. Furthermore, additional government regulation may be established or imposed by legislation or otherwise, which could prevent or delay regulatory approval of ZADAXIN, CPX or any of our other future products. Adverse events related to our products in any of our existing or future markets could cause regulatory authorities to withdraw market approval for such products, if any, or prevent us from receiving market approval in the future.

        Satisfaction of government regulations may take several years and the time needed to satisfy them varies substantially, based on the type, complexity and novelty of the pharmaceutical product. As a result, government regulation may cause us to delay the introduction of, or prevent us from marketing, our existing or potential products for a considerable period of time and to impose costly procedures upon our activities. If regulatory approval of our products is granted, such approval may impose limitations on the indicated uses for which our products may be marketed. The pegylated interferon we will use in our phase 3 program in the U.S. has not yet been approved by the FDA. If this pegylated interferon is not approved by the FDA, we would need to conduct an additional trial with an approved form, resulting in additional delays and expenses.

IF WE FAIL TO OBTAIN REGULATORY APPROVALS FOR OUR PRODUCTS IN COUNTRIES WHERE WE HAVE TARGETED REGULATORY APPROVAL, WE MAY NOT BE ABLE TO SUSTAIN OR INCREASE OUR REVENUES AND OUR STOCK PRICE MAY DECLINE.

        The research, preclinical and clinical development, manufacturing, marketing and sale of ZADAXIN, CPX and our other drug candidates are subject to extensive regulation by governmental authorities. ZADAXIN, CPX and any other products we may sell in countries outside the U.S. must be approved by the foreign counterparts of the FDA before they can be sold in any jurisdiction. Obtaining regulatory approval is time-consuming and expensive. In some countries where we are contemplating marketing and selling ZADAXIN, the regulatory approval process for drugs that have not been previously approved in countries with established clinical trial review procedures is uncertain, and this may delay the grant of regulatory approvals for ZADAXIN. In addition, to secure these regulatory approvals for ZADAXIN and CPX, we will need, among other things, to demonstrate favorable results from additional clinical trials of ZADAXIN and the safety and efficacy of CPX as a treatment for cystic fibrosis in preclinical and clinical trials. There can be no assurance that we will ultimately obtain regulatory approvals in our targeted countries in a timely and cost-effective manner or at all. Our failure to obtain the required regulatory approvals so that we can develop, market and sell our products in countries where we currently do not have such rights may limit our revenues.

        Even if we are able to complete the clinical trials we have sponsored or are planning relating to ZADAXIN and CPX in a timely or cost-effective manner, these trials may not fulfill the applicable regulatory approval criteria, in which case we will not be able to obtain regulatory approvals in these countries. Failure to obtain additional regulatory approvals will harm our operating results. In addition, adverse results that occur in our clinical trials could result in restrictions on the use of ZADAXIN and, if approved, CPX.

OUR PHASE 3 PROGRAM IN THE U.S. FOR THE APPROVAL OF ZADAXIN IN COMBINATION WITH PEGYLATED INTERFERON FOR THE TREATMENT OF HEPATITIS C MAY FAIL, WHICH WILL HURT OUR BUSINESS.

        We conservatively designed a phase 3 study program based on the use of ZADAXIN in combination with pegylated interferon. There can be no assurances that the results from our previous phase 2 and phase 3 hepatitis C studies which enabled us to produce this design will carryover to the trials involving a combination of ZADAXIN and pegylated interferon. The independent use of the pegylated form of interferon may perform better than anticipated. If that results, our efforts to market and sell ZADAXIN in combination with pegylated interferon will be impaired.

WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE OUR PRODUCTS.

        Many of our products are in the development stage and will require the commitment of substantial resources, devoted to extensive research, development, preclinical testing, clinical trials, manufacturing scale-up and regulatory approval prior to being ready for sale. We cannot assure you that commercially viable products will result from these efforts. We face significant technological risks inherent in developing these products. We may also abandon some or all of our proposed products before they become commercially viable. If any of our products, even if developed and approved, cannot be successfully commercialized in a timely manner, our business will be harmed and the price of our stock may decline.

        We have not yet sold any product other than ZADAXIN. Our future revenue growth depends on increased market acceptance and commercialization of ZADAXIN in additional countries, particularly in the U.S., Europe and Japan. If we fail to successfully market ZADAXIN, or if we cannot commercialize this drug in the U.S. and other additional markets, our revenue and operating results will suffer. Our future revenue will also depend in part on our ability to develop other commercially viable and accepted products. Market acceptance of our products will depend on many factors, including our ability to:

        - convince prospective customers and prospective strategic partners that our products are an attractive alternative to other treatments and therapies; and

        - manufacture products in sufficient quantities with acceptable quality and at an acceptable cost.

WE WILL NEED TO OBTAIN ADDITIONAL CAPITAL TO SUPPORT OUR LONG-TERM PRODUCT DEVELOPMENT AND COMMERCIALIZATION PROGRAMS.

        Our ability to achieve and sustain operating profitability depends in large part on our ability to:

        - commence, execute and complete clinical programs for, and obtain additional regulatory approvals for, ZADAXIN, CPX, and/or future products, particularly in the U.S., Europe and Japan;

        -  increase ZADAXIN sales in existing markets; and

        -  launch ZADAXIN in new markets.

        We cannot assure you that we will ever achieve significant levels of sales or that we will receive additional ZADAXIN market approvals.

        Our current sales levels of ZADAXIN are not expected to generate all the funds we anticipate will be needed to support our current plans for product development including our U.S. phase 3 clinical trials for ZADAXIN. We will need to obtain additional financing to support our long-term product development and commercialization programs. We may seek additional funds through public and private stock offerings, arrangements with corporate partners, borrowings under lease lines of credit or other sources. If we cannot raise the necessary funds, we will have to reduce our capital expenditures, scale back our development of new products, reduce our workforce and out-license to others products or technologies that we otherwise would seek to commercialize ourselves.

        The amount of capital we need will depend on many factors, including:

        - the timing, location, scope and results of ongoing and planned preclinical studies and clinical trials;

        - the cost of manufacturing or obtaining preclinical and clinical materials;

        - the timing and cost involved in applying for and obtaining FDA and international regulatory approvals;

        - whether we elect to establish additional partnering arrangements for development, sales, manufacturing, and marketing of our products;

        -  the level of future ZADAXIN sales;

        -  expense levels for our international sales and marketing efforts;

        - our ability to establish and maintain strategic arrangements for development, sales, manufacturing and marketing of our products;

        -  competing technological and market developments;

        - the costs involved in filing, prosecuting and enforcing patent claims; and

        - whether any or all of our outstanding common stock warrants are exercised and the timing and amount of these exercises.

        Many of the foregoing factors are not within our control. If we need to raise additional funds and such funds are not available on reasonable terms, we may be required to delay or cancel our product development and commercialization programs. Any additional equity financing will be dilutive to shareholders, and any debt financing, if available, may include restrictive covenants.

WE HAVE A HISTORY OF OPERATING LOSSES AND AN ACCUMULATED DEFICIT. WE EXPECT TO CONTINUE TO INCUR LOSSES IN THE NEAR TERM AND MAY NEVER ACHIEVE PROFITABILITY.

        We have experienced significant operating losses since our inception and as of June 30, 2001, we had an accumulated deficit of $121,090,000. We expect our operating expenses to increase over the next several years as we plan to dedicate substantially all of our resources to expanding our development, testing and marketing capabilities, particularly in the U.S. Accordingly, we may never achieve profitability. Our failure to achieve profitability may cause our stock price to decline.

WE ARE DEPENDENT ON THE SALE OF ZADAXIN IN FOREIGN COUNTRIES, PARTICULARLY CHINA, AND IF WE EXPERIENCE DIFFICULTIES IN OUR FOREIGN SALES EFFORTS, OUR FINANCIAL CONDITION WILL BE HARMED.

        Our financial condition in the near term is highly dependent on the sale of ZADAXIN in foreign countries. If we experience difficulties in our foreign sales efforts, our business will suffer and our financial condition will be harmed. Substantially all of our ZADAXIN sales are to customers in the People's Republic of China. Sales of ZADAXIN in China may be limited due to its low average income, poorly developed infrastructure and existing and potential competition from other products, possibly including generics. China uses a tiered method to import and distribute finished pharmaceutical products. At each port of entry, and prior to moving the product forward to the distributors, government licensed importing agents must process and evaluate each shipment to determine whether such shipment satisfies China's quality assurance requirements. In order to efficiently manage this process, the importing agents place relatively few orders from time to time over any six month period and each order is typically for large quantities. Therefore, our sales to an importing agent can vary substantially from quarter to quarter depending on the size and timing of the orders, which may cause our quarterly results to fluctuate. Because we primarily use only two importers in China, our account receivable from any one importer is material and if we were unable to collect receivables from any importer, our business and cash-flow would be adversely affected, at least in the short term.

        In addition, our

ZADAXIN sales and operations in China and other parts of Asia, as well as in Latin America and the Middle East, are subject to a number of risks, including:

        - difficulties and delays in obtaining pricing approvals and reimbursement;

        -  difficulties and delays in obtaining product health registration;

        -  difficulties and delays in obtaining importation permits;

        -  unexpected changes in regulatory requirements;

        -  difficulties in staffing and managing foreign operations;

        -  long payment cycles;

        -  difficulties in accounts receivable collection;

        -  difficulties in enforcing our proprietary rights;

        -  currency fluctuations; adverse or deteriorating economic conditions;
           and

        -  potential adverse tax consequences.

        We do not have product sales in the U.S. with which to offset any decrease in our revenue from ZADAXIN sales in Asia, Latin America and the Middle East. In addition, some countries in these regions regulate pharmaceutical prices and pharmaceutical importation. These regulations may reduce prices for ZADAXIN to levels significantly below those that would prevail in an unregulated market, limit the volume of product which may be imported and sold, or place high import duties on the product, any of which may limit the growth of our revenues or cause them to decline.

WE HAVE LIMITED SALES, MARKETING AND DISTRIBUTION CAPABILITIES, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS.

        We currently have limited sales, marketing and distribution capabilities, and we anticipate that we will be relying on third-party collaborators to sell, market and distribute our products for the foreseeable future. If our arrangements with these third parties are not successful, or if we are unable to enter into additional third-party arrangements, we may need to substantially expand our sales, marketing and distribution force. Our efforts to expand may not succeed, or we may lack sufficient resources to expand in a timely manner, either of which will harm our operating results. In addition, if we are able to further expand our sales, marketing and distribution capabilities, we will begin competing with other companies that have experienced and well funded operations. If we cannot successfully compete with these larger companies, our revenues may not grow and our business may suffer.

IF WE ARE NOT ABLE TO ESTABLISH AND MAINTAIN ADEQUATE MANUFACTURING AND SUPPLY RELATIONSHIPS, THE DEVELOPMENT AND SALE OF OUR PRODUCTS COULD BE IMPAIRED.

        To be successful, our products must be manufactured in commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We may not be able to maintain the long-term manufacturing relationships we currently have with our suppliers of ZADAXIN and CPX. Manufacturing interruptions could significantly delay clinical development of potential products and reduce third-party or clinical researcher interest and support of proposed trials. These interruptions could also impede commercialization of our products, including sales of ZADAXIN in approved markets, and impair our competitive position. Any of these developments would harm our business.

        In some countries, a manufacturing change may require additional regulatory approvals. If we do not obtain the required regulatory approvals for a manufacturing change in a timely fashion, new ZADAXIN marketing approvals may be delayed or sales may be interrupted until the manufacturing change is approved. Either of these results will hurt our business.

        In addition, manufacturing, supply and quality control problems may arise as we, either alone or with subcontractors, attempt to scale-up our manufacturing procedures. We may not be able to scale-up in a timely manner or at a commercially reasonable cost, either of which could cause delays or pose a threat to the ultimate commercialization of our products and harm us.

IF WE DO NOT OBTAIN RIGHTS TO ADDITIONAL PRODUCTS FROM THIRD PARTIES, OUR PROSPECTS FOR FUTURE REVENUE MAY DECLINE.

        We are only actively pursuing clinical development of ZADAXIN and CPX at this time. If we do not advance SCV-07 and DAX, the other products to which we have in-licensed rights, from preclinical into clinical development we may lose the rights to these products. We may also have a shortage of drugs to develop and commercialize if we do not license or otherwise acquire rights to additional drugs. Any shortage in the number of drugs that we are able to develop and commercialize may reduce our prospects for future revenue.

COMMERCIALIZATION OF SOME OF OUR PRODUCTS DEPENDS ON COLLABORATIONS WITH OTHERS. IF OUR COLLABORATORS ARE NOT SUCCESSFUL, OR IF WE ARE UNABLE TO FIND FUTURE COLLABORATORS, WE MAY NOT BE ABLE TO PROPERLY DEVELOP AND COMMERCIALIZE OUR PRODUCTS.

        We depend in part on our distributors and business partners to develop and/or promote our drugs, and if they are not successful in their efforts or fail to do so, our business will suffer. We generally do not have control over the amount and timing of resources that our business partners devote to ZADAXIN and they have not always performed as or when expected. If they do not perform their obligations as we expect, our development expenses would increase and the development and/or sale of our products could be limited or delayed, which could cause our business to suffer and our stock price to decline. In addition, our relationships with these companies may not be successful. Disputes may arise over ownership rights to intellectual property, know-how or technologies developed with our collaborators, and we may not be able to negotiate similar additional arrangements in the future to develop and commercialize ZADAXIN or other products.

IF WE FAIL TO PROTECT OUR PRODUCTS, TECHNOLOGIES AND TRADE SECRETS, WE MAY NOT BE ABLE TO SUCCESSFULLY USE, MANUFACTURE OR MARKET AND SELL OUR PRODUCTS OR WE MAY FAIL TO ADVANCE OR MAINTAIN OUR COMPETITIVE POSITION.

        Our success depends significantly on our ability to obtain and maintain meaningful patent protection for our products and technologies, to preserve our trade secrets and to avoid infringing on the proprietary rights of third parties. Our pending patent applications may not result in the issuance of patents in the future. Our patent applications may not have priority over others' applications and, even if any patents are issued, they may not provide a competitive advantage to us or may be invalidated or circumvented by our competitors. Others may independently develop similar products or design around patents issued or licensed to us. Patents issued to, or patent applications filed by, other companies could harm our ability to use, manufacture or market our products or maintain our competitive position with respect to our products. Many of our patents relating to ZADAXIN have expired, and we have rights to other patents and patent applications relating to ZADAXIN under exclusive licenses. If we breach the terms of any of these licenses, we could lose our rights to these patents and patent applications.

        Our commercial success also depends in part on us not infringing valid, enforceable patents or proprietary rights of third parties, and not breaching any licenses that may relate to our technologies and products. We are aware of third-party patents that may relate to our products. It is possible that we may unintentionally infringe these patents or other patents or proprietary rights of third parties. We may in the future receive notices claiming infringement from third parties as well as invitations to take licenses under third-party patents. Any legal action against us or our collaborative partners claiming damages and seeking to enjoin commercial activities relating to our products and processes affected by third-party rights may require us or our collaborative partners to obtain licenses in order to continue to manufacture or market the affected products and processes. Our efforts to defend against any of these claims, even if unmeritorious, would require us to devote resources and attention that could have been directed to our operation and growth plans. In addition, these actions may subject us to potential liability for damages. We or our collaborative partners may not prevail in a patent action and any license required under a patent may not be made available on commercially acceptable terms, or at all.

        Pharmaceuticals are either not patentable or have only recently become patentable in some of the countries other than the U.S., in which we have exclusive rights to ZADAXIN. Past enforcement of intellectual property rights in many of these countries has been limited or non-existent. Future enforcement of patents and proprietary rights in many other countries will likely be problematic or unpredictable. Moreover, the issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions.

IF WE MAKE ANY ACQUISITIONS, WE WILL INCUR A VARIETY OF COSTS AND MAY NEVER REALIZE THE ANTICIPATED BENEFITS.

        If appropriate opportunities become available, we may attempt to acquire products, product candidates or businesses that we believe fit strategically with our business. We currently have no commitments or agreements with respect to material acquisitions. If we do undertake any transaction of this sort, the process of integrating an acquired product, product candidate or business may result in operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for our ongoing business development plans. Moreover, we may never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or impairment of goodwill and amortization or impairment of other intangible assets, which could adversely affect our business, financial condition and results of operations.

WE MAY LOSE MARKET SHARE OR OTHERWISE FAIL TO COMPETE EFFECTIVELY IN THE INTENSELY COMPETITIVE BIOPHARMACEUTICAL INDUSTRY.

        Competition in the biopharmaceutical industry is intense and we expect that competition to increase. Our success depends on our ability to compete. We believe that the principal competitive factors in this industry include the efficacy, safety, price, therapeutic regimen, manufacturing quality assurance, and patents associated with a given drug. Our competitors include biopharmaceutical companies, biotechnology firms, universities and other research institutions, both in the U.S. and abroad, that are actively engaged in research and development of products in the therapeutic areas we are pursuing, particularly hepatitis C, hepatitis B, cancer, and cystic fibrosis. In certain instances, our competitors are currently marketing drugs for hepatitis C, hepatitis B and cancer, or have products in late-stage clinical trials.

        Most of our competitors, particularly large biopharmaceutical companies, have substantially greater financial, technical, regulatory, manufacturing, marketing and human resource capabilities than we do. Most of them also have extensive experience in undertaking the preclinical and clinical testing and obtaining the regulatory approvals necessary to market drugs. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated with our competitors. Principal competitive factors in the pharmaceutical field include efficacy, safety, and therapeutic regimen. Where comparable products are marketed by other companies price is also a competitive factor. Increased competitive pressure could lead to intensified price-based competition resulting in lower prices and margins, which would hurt our operating results.

        We currently rely on sales of ZADAXIN as a treatment for hepatitis C and hepatitis B as our primary source of revenue. However, several large biopharmaceutical companies have substantial commitments to alpha interferon, an approved drug for treating hepatitis B and hepatitis C and to lamivudine, an approved drug to treat hepatitis B. We cannot assure you that we will compete successfully against our competitors or that our competitors, or potential competitors, will not develop drugs or other treatments for hepatitis C, hepatitis B, cystic fibrosis, cancer and other diseases that will be superior to ours. However, in the area of immune system enhancer therapy, we anticipate that our competition for ZADAXIN may be reduced by the fact that ZADAXIN, administered in combination with numerous antiviral and anti-cancer agents, is expected to be complementary rather than competitive to these agents in enhancing the immune system. We believe that we can position ZADAXIN as a complementary rather than competitive drug to many therapies, but cannot guarantee that we will be successful in this endeavor. We expect continuing advancements in and increasing awareness of the use of immune system enhancer therapy to fight cancer and infectious diseases may create new competitors as well as numerous new opportunities for expanded use of ZADAXIN worldwide.

IF THIRD-PARTY REIMBURSEMENT IS NOT AVAILABLE OR PATIENTS CANNOT OTHERWISE PAY FOR ZADAXIN, WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET ZADAXIN.

        Our ability to successfully commercialize our products may depend in part on the extent to which coverage and reimbursement to patients for our products will be available from government health care programs, private health insurers and other third party payors or organizations. Significant uncertainty exists as to the reimbursement status of new therapeutic products, such as ZADAXIN, and we cannot assure you that third party insurance coverage and reimbursement will be available for therapeutic products we might develop. In most of the emerging markets in which we sell ZADAXIN or intend to sell ZADAXIN, reimbursement for ZADAXIN under government or private health insurance programs is not yet widely available. The failure to obtain third-party reimbursement for our products, particularly in the U.S., Europe and Japan, will hurt our business. In the U.S., proposed health care reforms could limit the amount of third-party reimbursement available for our products. We cannot assure you that future additional limitations will not be imposed in the future on drug coverage and reimbursement. In many emerging markets where we have marketing rights to ZADAXIN, government resources and per capita income may be so low that our products will be prohibitively expensive. In these countries, we may not be able to market our products on economically favorable terms, if at all.

        Efforts by governmental and third-party payors to contain or reduce health care costs could cause us to reduce the prices at which we market our drugs, which will reduce our gross margins and may harm our business. Various governments and third-party payors are trying to contain or reduce the costs of health care through various means. We expect that there will continue to be a number of legislative proposals to implement government controls. The announcement of proposals or reforms could cause us to reduce the prices at which we market our drugs, which will reduce our gross margins and may harm our business.

IF THE CURRENT ECONOMIC SLOWDOWN IN THE U.S. CAUSES THE ECONOMIES OF OTHER COUNTRIES, PARTICULARLY THOSE IN ASIA, LATIN AMERICA AND THE MIDDLE EAST TO EXPERIENCE A SLOWDOWN OR RECESSION, OUR BUSINESS WILL SUFFER.

        The U.S. is the world's largest consumer and as such, the current economic slowdown in the U.S. may adversely affect the economies of other countries, including the developing countries in Asia, Latin America and the Middle East from which we derive all of our revenues. If the economic conditions in the U.S. continue or worsen, these developing countries may also experience an economic slowdown or recession, which would likely result in a decrease of sales of ZADAXIN. Any decrease in sales of ZADAXIN would harm our operating results, delay our efforts to achieve profitability, and likely cause our stock price to decline.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL, HIGHLY SKILLED PERSONNEL REQUIRED FOR THE EXPANSION OF OUR ACTIVITIES, OUR BUSINESS WILL SUFFER.

        We are highly dependent upon our ability to attract and retain qualified personnel because of the specialized, scientific and international nature of our business. There is intense competition for qualified management, scientific and technical personnel in the pharmaceutical industry, and we may not be able to attract and retain the qualified personnel we need to grow and develop our business globally. In addition, numerous key responsibilities at SciClone are assigned to a small number of individuals. If we are unable to attract and retain qualified personnel as needed or promptly replace those employees who are critical to our product development and commercialization, the development and commercialization of our products would adversely be affected. At this time, we do not maintain "key person" life insurance on any of our key personnel.

WE MAY BE SUBJECT TO PRODUCT LIABILITY LAWSUITS AND OUR INSURANCE MAY BE INADEQUATE TO COVER DAMAGES.

        Clinical trials or marketing of any of our current and potential products may expose us to liability claims from the use of these products. We currently carry product liability insurance. However, we cannot be certain that we will be able to maintain insurance on acceptable terms for clinical and commercial activities or that the insurance would be sufficient to cover any potential product liability claim or recall. If we fail to have sufficient coverage, our business, results of operation and cash flows could be adversely affected.

WE RELY ON A CONTINUOUS POWER SUPPLY TO CONDUCT OUR OPERATIONS, AND CALIFORNIA'S CURRENT ENERGY SITUATION COULD DISRUPT OUR BUSINESS AND INCREASE OUR EXPENSES.

        California has experienced localized energy shortages in recent months. This situation, if it continues, could disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for California fall below 1.5%, electricity providers have on some occasions implemented, and may in the future continue to implement, rolling blackouts. The majority of our operations are located in California; however, we currently do not have backup generators or alternate sources of power in the event of a blackout. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our facilities. Any such interruption in our ability to continue operations at our facilities could damage our reputation and harm our development efforts, which could adversely affect our business and results of operation.

IF WE ARE UNABLE TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, OUR BUSINESS MAY BE HARMED.

        We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We currently maintain a supply of hazardous materials at our facilities. In the event of an accident, we could be liable for any damages that result, and the liability could exceed our resources. While we outsource our research and development programs involving the controlled use of biohazardous materials, if in the future we conduct these programs ourselves, we might be required to incur significant cost to comply with the environmental laws and regulations.

THE PRICE OF OUR COMMON STOCK HAS EXPERIENCED SUBSTANTIAL VOLATILITY AND MAY FLUCTUATE DUE TO FACTORS BEYOND OUR CONTROL.

        As a result of the September 11, 2001 events in Pennsylvania, New York City and Washington, D.C., U.S. and global economies may weaken, which may result in a decrease in our revenues and cause our stock price to decline. It is anticipated that in the wake of these events, U.S. and global capital markets will experience a period of extreme volatility.

        In addition, there has been significant volatility in the market prices for publicly traded shares of pharmaceutical and biotechnology companies, including ours. The following factors may have an adverse impact on the market price of our common stock:

        -  significant negative changes in the major equity market indices;

        - announcements of technical or product developments by us or our competitors;

        -  governmental regulation;

        -  health care legislation;

        - public announcements regarding advances in the treatment of the disease states that we are targeting;

        - public announcements from government officials relating to the biotechnology or pharmaceutical industries;

        -  patent or proprietary rights developments;

        -  changes in third-party reimbursement policies for our products; and

        -  fluctuations in our operating results.

        The price of our common stock may not remain at or exceed current levels.

OUR INDEBTEDNESS MAY RESULT IN FUTURE LIQUIDITY PROBLEMS.

        As of June 30, 2001, we had $5.6 million in convertible notes payable, of which $4.0 million were issued in the quarter ended December 31, 2000 and $1.6 million were issued in the quarter ended March 31, 2001. This increased indebtedness has and will continue to impact us by increasing interest expense and making it more difficult to obtain additional financing. The notes are payable five years after issuance unless converted into common stock at the sole discretion of the holder. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result which would negatively impact our future prospects. As of June 30, 2001 we had cash and short-term investments of $20.2 million.

SUBSTANTIAL SALES OF OUR STOCK OR CONVERTIBLE SECURITIES MAY IMPACT THE MARKET PRICE OF OUR COMMON STOCK.

        As of June 30, 2001, stock options for 5,065,696 shares of common stock were outstanding, of which options for 3,105,411 shares were exercisable, and there were warrants exercisable for 1,970,500 shares of common stock outstanding. Two issues of convertible notes payable as of June 30, 2001 were convertible into a total of 684,137 shares of common stock beginning one year from date of issuance of the notes. In addition, the investors were given the right to purchase senior unsecured convertible notes due December 2005 and March 2006. If issued, the additional notes will bear no interest (zero coupon) and will be convertible into 684,137 shares of our common stock. Upon exercise of options or warrants, or conversion of the notes, these issued shares of common stock will be freely tradable.

        Future sales of substantial amounts of our common stock could adversely affect the market price of our common stock. Similarly, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our shareholders will be reduced and the price of our common stock may fall.

ISSUING PREFERRED STOCK WITH RIGHTS SENIOR TO THOSE OF OUR COMMON STOCK COULD ADVERSELY AFFECT HOLDERS OF COMMON STOCK.

        Our charter documents give our board of directors the authority to issue additional series of preferred stock without a vote or action by our shareholders. The board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights. The rights of holders of our common stock may be adversely affected by the rights granted to holders of preferred stock. For example, a series of preferred stock may be granted the right to receive a liquidation preference -- a pre-set distribution in the event of a liquidation -- that would reduce the amount available for distribution to holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. As a result, common shareholders could be prevented from participating in transactions that would offer an optimal price for their shares.

                                 USE OF PROCEEDS

        SciClone will not receive any proceeds from the sale of common stock by the selling securityholder. See "Selling Securityholder" and "Plan of Distribution."

                             SELLING SECURITYHOLDER

        The selling securityholder, UBS AG, London Branch, or UBS, owns shares of our common stock and a 6% Convertible Note due 2005 issued pursuant to the Convertible Note Purchase Agreement dated October 26, 2000, as amended on December 19, 2000, between UBS and SciClone. The Note is convertible into shares of our common stock upon exercise of UBS' conversion right. The following table provides information, as of the date of this registration statement, regarding the principal amount of the Note, the shares of common stock beneficially owned by UBS and the number of shares of common stock that may be offered and sold by the selling securityholder upon conversion of the Note. Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purposes. The information is based upon information provided to us by the selling securityholder.

        Because the selling securityholder may sell all or some portion of the shares of common stock subject to the Note, we cannot estimate the amount of the Note or the number of shares of common stock that will be held by the selling securityholder upon termination of such sale(s).


                         Principal Amount of
                            6% Convertible
                          Notes Beneficially   Shares Beneficially
                          Owned and Offered     Owned Prior to the     Shares of Common
Selling Securityholder          Hereby               Offering        Stock Offered Hereby
----------------------   -------------------   -------------------   --------------------
 UBS AG, London Branch        $4,000,000              2,215                407,610

                              PLAN OF DISTRIBUTION

        The selling securityholder may sell the common stock into which the Note is convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholder or the purchasers (which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved).

        The common stock issuable upon conversion of the Note may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (1) on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) in transactions otherwise than on such exchanges or services or in the over-the-counter market, (4) through the writing of options (whether such options are listed on an options exchange or otherwise), (5) through the settlement of short sales, or (6) a combination of an of the above methods. In connection with the sale of the convertible notes and the common stock received upon their conversion or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the common stock, into which they are convertible and deliver these securities to close out such short positions, or loan or pledge the Note or the common stock into which it is convertible to broker-dealers that in turn may sell these securities.

        The aggregate proceeds to the selling securityholder from the sale of the common stock into which the Note is convertible offered by such selling securityholder hereby will be the purchase price of such common stock less fees, discounts and commissions, if any. The selling securityholder reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        Our outstanding common stock is listed for trading on Nasdaq National Market. We do not intend to list the convertible notes for trading on any national securities exchange or on the Nasdaq National market and can give no assurance about the development of any trading market for the notes.

        We will pay all expenses related to the registration of securities covered by this registration statement, including, (1) filing, registration and qualification fees; (2) printers' fees, (3) accounting fees, and (4) the fees and disbursements of our outside counsel. We will not pay underwriters' or brokers' discounts and commissions or fees or disbursements of counsel for the selling securityholder.

        The selling securityholder is not restricted as to the price or prices at which they may resell the shares. Any resales may have an adverse effect on the market price of the common stock. In addition, it is possible that a significant number of shares could sold at the same time, which also may have an adverse effect on the market price of the common stock.

        We have agreed to indemnify the selling securityholder or each person who participates as an underwriter, broker-dealer or agent against specific civil liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for SciClone by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.


                                     EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee and the Nasdaq listing application fee.

                                                                                     TO BE
                                                                                    PAID BY
                                                                                THE REGISTRANT
                                                                                --------------
        Securities and Exchange Commission registration fee.................       $   306
        Nasdaq National Market additional shares listing application fee....           500
        Accounting fees and expenses........................................        15,000
        Printing expenses...................................................         5,000
        Transfer agent and registrar fees and expenses......................         5,000
        Legal fees and expenses.............................................        15,000
        Miscellaneous expenses..............................................         1,194
                                                                                   -------
                Total.......................................................       $42,000
                                                                                   =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        As permitted by Section 204 of the California Corporations Code (the "CCC"), our Articles of Incorporation provide that each person who is or was or who had agreed to become a director or officer of SciClone or who had agreed at the request of SciClone's Board of Directors or an officer of SciClone to serve as an employee or agent of SciClone or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by us to the full extent permitted by the CCC or any other applicable laws. Such Articles of Incorporation also provide that no amendment or repeal of such Articles shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

        Our Bylaws provide that we shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of SciClone or any predecessor of SciClone or serves or served any other enterprise as a director, officer or employee at the request of the SciClone or an predecessor of SciClone. Our Bylaws also provide that we may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Articles of Incorporation.

        We have entered into indemnification agreements with our directors and certain of our officers.

        We intend to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents in which indemnification is being sought. We are not aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

ITEM 16. EXHIBITS.

        The following exhibits are filed with this Registration Statement:

        EXHIBIT
        NUMBER                            EXHIBIT TITLE
        -------                           -------------
           5.1      Legal opinion of Gray Cary Ware & Freidenrich LLP, counsel to SciClone.

          23.1      Consent of Ernst & Young LLP, independent auditors.

          23.2      Consent of Gray Cary Ware & Freidenrich LLP (included in
                    Exhibit 5.1 to this Registration Statement).

          24.1      Power of Attorney (included as page II-3).

          99.1      First Amendment to Registration Rights Agreement dated as of
                    October 26, 2001 by and between SciClone and UBS AG, London
                    Branch

ITEM 17. UNDERTAKINGS.

        The undersigned registrant hereby undertakes:

        We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of SciClone pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We hereby undertake that:

        (a) For purposes of determining any liability under the Securities Act , the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 5th day of November, 2001.


                                       SCICLONE PHARMACEUTICALS, INC.


                                       By: /s/ Donald R. Sellers
                                           -------------------------------------
                                           Donald R. Sellers
                                           President and Chief Executive Officer


                                POWER OF ATTORNEY

        Each of the officers and directors of SciClone Pharmaceuticals, Inc. whose signature appears below hereby constitutes and appoints Donald R. Sellers and Richard A. Waldron his true and lawful attorneys and agents, with full power of substitution, and with power to act alone, to sign on behalf of the undersigned any amendment or amendments to this Registration Statement on Form S-3 (including post-effective amendments) and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to perform any acts necessary to file such amendments or registration statements, with exhibits thereto and other documents in connection therewith, and each of the undersigned does hereby ratify and confirm his signature as it may be signed by his said attorneys and agents to any and all such documents and all that said attorneys and agents, or their substitutes, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on November 5, 2001 by the following persons in the capacities and on the dates indicated.

             SIGNATURE                              TITLE                        DATE

/s/ Donald R. Sellers                 President, Chief Executive          November 5, 2001
--------------------------------      Officer and Director
Donald R. Sellers

/s/ Richard A. Waldron                Chief Financial Officer and         November 5, 2001
--------------------------------      Secretary
Richard A. Waldron

/s/ Jere E. Goyan, Ph.D.              Chairman of the Board and           November 5, 2001
--------------------------------       Director
Jere E. Goyan, Ph.D.

/s/ John D. Baxter, M.D.              Director                            November 5, 2001
--------------------------------
John D. Baxter, M.D.

/s/ Edwin C. Cadman, M.D.             Director                            November 5, 2001
--------------------------------
Edwin C. Cadman, M.D.

/s/ Rolf H. Henel                     Director                            November 5, 2001
--------------------------------
Rolf H. Henel

/s/ Jon S. Saxe                       Director                            November 5, 2001
--------------------------------
Jon S. Saxe

/s/ Dean S. Woodman                   Director                            November 5, 2001
--------------------------------
Dean S. Woodman

                                  EXHIBIT INDEX



EXHIBIT NO.                           EXHIBIT TITLE
-----------     ----------------------------------------------------------------
    5.1         Legal opinion of Gray Cary Ware & Freidenrich LLP, counsel to
                SciClone.

   23.1         Consent of Ernst & Young LLP, independent auditors.

   23.2         Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit
                5.1 to this Registration Statement).

   24.1         Power of Attorney (included as page II-3).

   99.1         First Amendment to Registration Rights Agreement dated as of
                October 26, 2001 by and between SciClone and UBS AG, London
                Branch